GFI SOFTWARE S.A.
7A rue Robert Stümper
L-2557 Luxembourg
Grand Duchy of Luxembourg

November 19, 2013

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Katherine Wray, Attorney-Advisor

Re:                             GFI Software S.A. Registration Statement on Form F-1 (File No. 333-184731)

Acceleration Request

Requested Date:  November 21, 2013
                                               Requested Time:  4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GFI Software S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form F-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Morgan D. Elwyn or Matthew J. Haddad, both of whom are attorneys with the Company’s outside legal counsel, Willkie Farr & Gallagher LLP, to orally modify or withdraw this request for acceleration.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Elwyn at (212) 728-8981 or, in his absence, Mr. Haddad at (212) 728-8504.

[Signature page follows]

Sincerely,

GFI SOFTWARE S.A.

By:	/s/ Walter Scott
Name: Walter Scott
Title: Chief Executive Officer

cc:                                Ingo Bednarz, GFI Software S.A.
Morgan D. Elwyn, Esq., Willkie Farr & Gallagher LLP
Andrew Pitts, Esq., Cravath, Swaine & Moore LLP